DATAMEG CORP. ANNOUNCES HIGH DESERT PARTNERS, LLC AS THE REPRESENTATIVE FOR THEIR ACQUIRING CONSORTIUM

WASHINGTON DC, Dec. 27 -- DataMEG Corp. (OTC BB: DTMG) announced today that High Desert Partners, LLC is the representative entity for the acquisition of the Company. High Desert Partners, LLC has developed a consortium of corporate and institutional partners with telecommunications product manufacturing, network interface/application, product distribution and corporate finance experience and expertise.

Andrew Benson, President DataMEG Corp. stated, "High Desert Partners, headquartered in Denver, CO and DataMEG Corp. have a signed Term Sheet agreement, as previously publicly stated, that outlines the terms for the acquisition of DataMEG Corp. High Desert Partners, LLC has formed relationships with representative businesses including telecommunications manufacturing, network application use, product distribution and corporate finance; which will bode well for their anticipated introduction of the CAS technology into the consumer and commercial markets."

"These relationships include two Fortune 500 companies as well as other established businesses in the operational areas described. In deference to the negotiations that are on going, we will enter into a "quiet period" during which the details of this transaction will not be discussed. We anticipate that the negotiations and due diligence requirements may be concluded within the next 60-90 days. DataMEG Corp. will continue to comment on matters as they relate to CAS technology developments and other topics that are outside of the discussions with High Desert Partners, LLC; until such time that the final terms are agreed to buy all of the parties involved."

DataMEG Corp., currently headquartered in Washington DC, is an engineering/technology firm focused on Internet and telecommunications technology solutions. DataMEG Corp. is developing proprietary technology, its Communications Acceleration System, (CAS), which allows for the transfer of information over POTS, DSL and other information transmission networks.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect", "anticipate", "could", "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, and the business conditions and growth in related areas of telecommunications, wireless and digital transmission arenas and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving product. Other risks, including the outcome of pending adverse claims to the Company and it's subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. or its subsidiary undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.